

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mailstop 3233

October 14, 2015

Via E-mail
Harold W. Andrews, Jr.
Executive Vice President, Chief Financial Officer and Secretary
Sabra Health Care REIT, Inc.
18500 Von Karman Avenue, Suite 550
Irvine, CA 92612

> Re: **Sabra Health Care REIT, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2014**
>   **Filed February 19, 2015**
>   **File No. 1-34950**

Dear Mr. Andrews:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Accounting Branch Chief
Office of Real Estate and
       Commodities